

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 5, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of BECTON DICKINSON EURO FINANCE S.À R.L., guaranteed by BECTON, DICKINSON AND COMPANY, under the Exchange Act of 1934.

- 0.174% Notes due 2021
- 0.632% Notes due 2023
- 1.208% Notes due 2026

Sincerely,